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                                                                    Exhibit 99.1

ONLY FOR DISTRIBUTION IN THE USA, CANADA AND JAPAN

[LOGO OF AEGON APPEARS HERE]

AS PART OF A CAPITAL RESTRUCTURING THE PUBLIC WILL BE OFFERED AEGON N.V. COMMON SHARES IN THE UNITED STATES

THE HAGUE, THE NETHERLANDS:
As part of a capital restructuring announced separately today, AEGON N.V. (NYSE:
AEG) will offer common shares in a public offering in the United States concurrently with a secondary offering of common shares by its controlling shareholder, Vereniging AEGON (the "Association"), to be conducted outside the United States in accordance with Regulation S under the Securities Act of 1933.

All the shares offered by AEGON N.V. in the share offering will be purchased from the Association.

The aggregate number of shares to be offered by AEGON N.V. and the Association will be 350,000,000. At least (euro) 1.5 billion of AEGON N.V. common shares will be sold by the Association in its secondary offering outside the United States. The remaining shares will be sold by AEGON N.V.

The joint global coordinators and joint bookrunners for this offering are ABN AMRO Rothschild and Morgan Stanley.

A copy of a prospectus relating to the public offering by AEGON N.V. in the United States may be obtained by contacting:

ABN AMRO Rothschild LLC, Park Avenue Plaza, 55 East 52nd St, 6th floor, New York 10055, Fax: (212) 409 1462, Attn: Jennifer McKinley

Morgan Stanley & Co., 1585 Broadway, New York 10036, Fax: (212) 761 0538, Attn:
Mo Assomull

The offering is expected to commence on September 16, 2002.